UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cyclacel Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

23254L405
(CUSIP Number)

Kevin C. Tang
 Tang Capital Management, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121
(858) 200-3830_
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 23, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 23254L405	13D	Page 2 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 559,900
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 559,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 559,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%
14	Type of Reporting Person PN

CUSIP NO. 23254L405	13D	Page 3 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 559,900
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 559,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 559,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%
14	Type of Reporting Person OO

CUSIP NO. 23254L405	13D	Page 4 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 559,900
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 559,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 559,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 1 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Tang Capital Partners, LP, a Delaware limited partnership, Tang Capital Management, LLC, a Delaware limited liability company, and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission on September 16, 2016 (the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Cyclacel Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Items 3 and 5 of the Statement are hereby amended to the extent herein after expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

On February 23, 2017, Tang Capital Partners, LP purchased 200,000 shares of Common Stock through the open market at a weighted-average price of $4.264 per share.

Tang Capital Partners, LP holds its shares in commingled accounts with various financial institutions, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in these accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of the Issuer’s Common Stock reported herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended to add the following:

(a)	Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	559,900 shares, representing 13.2% of the class
Tang Capital Management, LLC	559,900 shares, representing 13.2% of the class
Kevin C. Tang	559,900 shares, representing 13.2% of the class

Tang Capital Partners, LP is the beneficial owner of 559,900 shares of the Issuer’s Common Stock.  Tang Capital Partners, LP shares voting and dispositive power over such shares with Tang Capital Management, LLC and Kevin C. Tang.

            Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 559,900 shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

            Kevin C. Tang, as the manager of Tang Capital Management, LLC, may be deemed to beneficially own the 559,900 shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners, LP. Kevin C. Tang shares voting and dispositive power over such shares with Tang Capital Partners, LP and Tang Capital Management, LLC.

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	559,900 shares
Tang Capital Management, LLC	559,900 shares
Kevin C. Tang	559,900 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	559,900 shares
Tang Capital Management, LLC	559,900 shares
Kevin C. Tang	559,900 shares

(c)	Other than the transactions described in Item 3, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock within the last 60 days.

(d)          N/A.

(e)          N/A.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

February 27, 2017

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang